EXHIBIT 99.1

                                [Kerzner Logo]


FROM:    Kerzner International Limited
         The Bahamas
         Investor Contact:  Omar Palacios
         Tel:  +1.242.363.6016
         Media Contact:  Lauren Snyder
         Tel:  +1.242.363.6014

FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------

                        KERZNER ANNOUNCES COMPLETION OF
                          BDR OFFERING IN THE BAHAMAS

PARADISE ISLAND, THE BAHAMAS, JULY 14, 2004 - Kerzner International Limited (NYSE: KZL) (the "Company") announced the completion of a public offering (the "Offering") of Bahamian Depositary Receipts ("BDRs") in The Bahamas. Each BDR represents one-tenth (1/10) of one Ordinary Share of the Company. Bahamian and certain other eligible investors purchased approximately 4.28 million BDRs in the Offering at a price of B$4.71 per BDR (the "Issue Price"). The Issue Price was equivalent to one-tenth (1/10) of the five-day average closing share price of the Company's Ordinary Shares on the New York Stock Exchange beginning on June 25, 2004 and ending on July 1, 2004. The Company expects the BDRs to trade in The Bahamas on The Bahamas International Securities Exchange. The Company intends to use the net proceeds of approximately B$19.1 million to fund capital expenditures, including the Phase III expansion on Paradise Island.

The financial advisor and lead placement agent for this Offering was Fidelity Capital Markets Limited, which placed the BDRs on a best efforts basis. Fidelity Share Registrars & Transfer Agents Limited will serve as the registrar and transfer agent.

This Offering was made exclusively to Bahamian citizens not resident in the United States, Bahamian companies and certain eligible residents of The Bahamas and was not made to a U.S. person or someone acting on behalf of a U.S. person, as defined in Regulation S of the U.S. Securities Act of 1933 ("Regulation S"). The Offering was made in reliance on Regulation S.

This press release is not an offer of the BDRs or the underlying Ordinary Shares in the United States or to any U.S. person (as defined in Regulation S), but is purely a matter of record. The BDRs and the underlying Ordinary Shares have not been and will not be registered under the U.S. Securities Act of 1933 or any state securities law, and may not be offered or sold in the United States or to U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933.

ABOUT THE COMPANY

Kerzner International Limited (NYSE: KZL) is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company's flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas. Atlantis, Paradise Island is a unique destination resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat and is the home to the largest casino in the Caribbean. The Company also developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. In the United Kingdom ("U.K."), the Company is currently developing a casino in Northampton and received its Certificate of Consent from the U.K. Gaming Board on March 30, 2004. In its luxury resort hotel business, the Company manages nine resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. Additional One&Only properties are either underway or in the planning stages in the Maldives and South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquires regarding the Company should be directed to Omar Palacios at +1.242.363.6016. Media inquiries should be directed to Lauren Snyder at +1.242.363.6014.